SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2011
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

IR COPEL 04/11 - 01/26/2011

Copel’s Grid Market grew by 5.9% in 2010

     The following analysis refers to Copel’s power market performance consolidated in 2010 compared to the same period of 2009.

Captive Market – Copel Distribuição

     The captive market consumed 21,304 GWh, up by 5.2%.

     The residential segment consumed 5,925 GWh, up 4.6% due to an increase of 3.7% in the number of customers, a 0.9% upturn in average residential consumption, the buoyant job market and the expansion of credit, which increase the acquisition of home appliances. This segment represented 27.8% of Copel’s captive market. By the end of the period, Copel supplied power to 2,964,805 residential customers.

     The industrial segment consumed 7,092 GWh, 5.8% up, due particularly to better performance of the food, auto and machinery and equipment industries. This segment represented 33.3% of Copel’s captive market. By year end, Copel supplied power to 69,198 captive industrial customers.

     The commercial segment consumed 4,466 GWh, an increase of 6.3%, due to the healthy job market and the increase in consumer credit. The commercial segment represented 21.0% of Copel’s captive market. By the end of 2010, Copel supplied power to 308,987 captive commercial customers.

     The rural segment consumed 1,774 GWh up 5.6%, due to the increase of 3.9% in the number of customers and the economy expansion. This segment represented 8.3% of Copel’s captive market. By the end of 2010, Copel supplied power to 366,694 rural customers.

     Other segments (public agencies, public lighting, public services and own consumption) consumed 2,047 GWh, 2.7% up in the period. These segments represented 9.6% of Copel’s captive market. At the end of the year, Copel supplied power to 49,715 customers in these segments.

The following table shows the captive market for each consumption segment:

	Number of customers			Energy sold (GWh)
	Dec/10	Dec/09%		Jan.Dec/10	Jan.Dec/09%
Residential	2,964,805	2,859,749	3.7	5,925	5,664	4.6
Industrial	69,198	66,960	3.3	7,092	6,704	5.8
Commercial	308,987	300,138	2.9	4,466	4,200	6.3
Rural	366,694	352,992	3.9	1,774	1,680	5.6
Other	49,715	48,344	2.8	2,047	1,994	2.7
Grid Market	3,759,399	3,628,183	3.6	21,304	20,242	5.2

Grid Market (TUSD) - Copel Distribuição

     Copel Distribuição’s grid market, comprising the captive market, concessionaries and licensees (other utilities within the State of Paraná) and all free customers within the Company’s concession area, grew 5.9%, as the following table:

	Number of customers/Agreements			Energy distributed (GWh)
	Dec/10	Dec/09%		Jan.Dec/10	Jan.Dec/09%
Captive Market	3,759,399	3,628,183	3.6	21,304	20,242	5.2
Concessionaries and Licensees	4	4	-	568	524	8.3
Free customers*	29	21	38.1	3,211	2,929	9.6
Grid Market	3,759,432	3,628,208	3.6	25,083	23,695	5.9
* All free customers served by Copel GET and other suppliers at the Copel DIS concession area.

Copel’s Consolidated Market

     The following table shows Copel’s total energy sales through Copel Distribuição and Copel Geração e Transmissão:

	Number of customers/Agreements			Energy sold (GWh)
	Dec/10	Dec/09%		Jan.Dec/10	Jan.Dec/09%
Copel DIS
Captive Market	3,759,399	3,628,183	3.6	21,304	20,242	5.2
Concessionaries and Licensees	4	4	-	568	524	8.3
CCEE (MCP)	-	-	-	61	237	-
Total Copel DIS	3,759,403	3,628,187	3.6	21,933	21,003	4.4
Copel GET
CCEAR (Copel DIS)	1	1	-	1,230	1,157	6.2
CCEAR (other concessionaries)	35	35	-	13,405	13,478	(0.5)
Adjustment auction (ACR)	-	1	-	-	330	-
Free customers	11	10	10.0	1,054	1,044	1.0
Bilateral Agreements	2	2	-	1,456	1,085	34.2
CCEE (MCP)	-	-	-	287	339	(15.5)
Total Copel GET	49	49	-	17,432	17,433	-
Total Copel Consolidated	3,759,452	3,628,236	3.6	39,365	38,436	2.4
Note: Not considering the energy from MRE (Energy Relocation Mechanism).
CCEE: Electric Pow er Trade Chamber
CCEAR: Energy Purchase Agreements in the Regulated Market
MCP: Short Term Market

Curitiba, January 26, 2010

Sincerely,
Ricardo Portugal Alves
CFO and Investor Relations Officer

For additional information, please contact Copel's Investor Relations team:
ri@copel.com or (55-41) 3222-2027

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: January 26, 2011

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Lindolfo Zimmer
Lindolfo Zimmer CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.